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10015677


SEC MAIL
PROCESSING
RECEIVED
MAY - 6 2010
WASH, D.C.
193
SECTION

SEC No. 82-34925

28 April 2010

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Impact Capital Ltd

Dear Sir/Madam,

Please be advised there were no submission by the Company, under Rule 12g3-2(b) in respect to the month of March 2010.

Yours sincerely

Alison Hill
Chief Financial Officer
& Company Secretary

dlw 5/11

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

This product is issued by
Ask Funding Limited
ABN 22 094 503 385